July 29, 2009

Mr. Lyn Shenk

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:	PACCAR Inc

Form 10-K: for Fiscal Year Ended December 31, 2008

Form 10-Q: for Quarter Ended March 31, 2009

File No. 001-14817

Dear Mr. Shenk:

This letter is in response to the SEC Staff’s comments set forth in your letter dated June 15, 2009, regarding PACCAR Inc’s Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarter ended March 31, 2009. For convenience, some of your letter’s comments have been reproduced in italics. All dollar amounts presented in the responses are in millions.

Form 10-K for the Year Ended December 31, 2008

Item 1: Business, page 2

1.	Please revise to define the various class markets in which you manufacture trucks.

Please provide us with a copy of your intended revised disclosure.

Response: In response to this and other Staff comments on the MD&A, additional disclosure of the Company’s business has been added in Item 1 as shown in Attachment A.

Management Discussion and Analysis

Comments 2 through 8 and 14 through 17 relate to the Company’s MD&A. As discussed in the phone conversation on June 18th, we have prepared an updated 2008 MD&A with the proposed revisions as shown in Attachment B. These updated and expanded responses will enable the Staff to evaluate the revised disclosure by seeing it in its entirety.

P.O. Box 1518 Bellevue, Washington 98009 Telephone (425) 468-7400

PACCAR Building 777-106th Avenue N.E. Bellevue, Washington 98004

Note D: Finance and Other Receivables, page 38

9.	We note your response to our prior comments 11 and 13. We note that you propose to provide disclosure of information on loans on non-accrual status, repossessed assets, and impaired loans if they become significant in the future. For purposes of providing transparency to your investors and for comparability with disclosures of others in your industry that provide such disclosures, we believe you should revise to provide these disclosures in future filings. The fact that these items are not, in your judgment, material may in fact be an important point of consideration to your investors and prospective investors when evaluating the performance of your finance segment. Please revise accordingly and provide us with a copy of your intended revised disclosure.

Response: We note the Staff’s comments and will include information on loans on non-accrual status, repossessed assets and impaired loans in future filings. The intended revised disclosure follows:

Included in the finance and other receivables balances at December 31, 2008 and 2007, respectively, were $79.9 and $56.4 of loans for which interest income recognition was suspended. The Company did not have any investment in loans that were past due 90 days or more for which interest income was accrued in the two years ended December 31, 2008 and 2007.

The repossessed assets held for sale were $46.9 and $20.3 at December 31, 2008 and December 31, 2007, respectively. The Company records losses based on the estimated market value at the time of repossession. Repossessed assets are typically disposed of promptly after repossession with differences between the estimated market value and the ultimate sales price not being material.

Included in the finance and other receivables balances at December 31, 2008 and 2007, respectively, were $123.3 and $120.3 of impaired loans for which specific allowances for credit losses of $41.1 and $18.7 were provided. All impaired loans have a specific allowance for credit losses. The average recorded investment in impaired loans during the years ended December 31, 2008, 2007 and 2006, was $109.6, $64.9 and $21.6, respectively. The Company recognized interest income of $3.3, $2.6 and $.6 for the years ended December 31, 2008, 2007 and 2006, respectively, on those impaired loans, all of which was recognized in income upon receipt of cash.

10.	Refer to prior comment 12. We believe your disclosures could be improved and made more user-friendly and clear by the use of tables to disclose contractual maturities of finance and other receivables, by major receivable category, and allowance for losses, by major receivable category, rather than including such information in narrative text form. Please revise accordingly.

11.	We note your response to our prior comment 14. You state that you believe the additional disclosure to be added to the finance and other receivables note as discussed in the response to our prior comment 11 will enhance investors understanding of the characteristics of the assets in your portfolio. We do not believe this is adequately responsive to our comment because the proposed disclosure in response to our prior comment 11 provides only a general description of what each caption is, but is not qualitative data about the characteristics of the assets within those categories. Please revise accordingly and provide us with a copy of your intended revised disclosure.

Response: To address comments 10 and 11 the disclosure of finance and other receivables will be revised as follows in future filings.

D. FINANCE AND OTHER RECEIVABLES

Finance and other receivables include the following:

At December 31,	2008	2007
Loans	$3,506.7	$4,325.9
Retail direct financing leases	2,558.4	2,816.7
Sales-type finance leases	817.9	908.1
Dealer wholesale financing	1,635.0	1,554.6
Interest and other receivables	127.3	108.9
Unearned interest:
Finance leases	(430.6)	(495.4)

	8,214.7	9,218.8
Less allowance for losses:
Loans, leases and other	(167.1)	(181.0)
Dealer wholesale financing	(11.2)	(12.4)

	$8,036.4	$9,025.4

Loans represent fixed- or floating-rate loans to customers collateralized by the vehicles purchased. Retail direct financing and sales-type finance leases are contracts that lease equipment to retail customers and dealers, respectively. These leases are reported as the sum of minimum lease payments receivable and estimated residual value of the property subject to the contracts, reduced by unearned interest on finance leases which is shown separately. Dealer wholesale financing represents floating-rate wholesale loans to PACCAR dealers for new and used trucks. The loans are collateralized by the trucks being financed. Interest and other receivables are interest due on loans and leases and other amounts due in the normal course of business. Allowance for losses for loans, leases and other are evaluated together as a group since they relate to a similar customer base and their contractual terms require regular payment of principal and interest over 36 to 60 months and they are secured by the same type of collateral.

Annual minimum payments due on loans and leases beginning January 1, 2009 are as follows:

	Loans	Retail Direct Financing Leases and Sales-type Finance Leases	Dealer Wholesale Financing
2009	$1,301.3	$1,023.0	$1,301.9
2010	955.5	855.5	333.1
2011	688.5	643.8
2012	378.6	386.6
2013	164.9	191.3
2014	17.9	85.5

Total	$3,506.7	$3,185.7	$1,635.0

Included in Loans are dealer direct loans on the sale of new trucks of $171.6 and $198.2 as of December 31, 2008 and 2007. Estimated residual values included with finance leases amounted to $190.6 in 2008 and $216.6 in 2007. Repayment experience indicates that some loan and lease receivables will be paid prior to contract maturity, while others may be extended or revised. Experience also indicates that substantially all dealer wholesale financing will be repaid within one year. Items included in Interest and other receivables are all due within one year.

The effects of sales-type leases, dealer direct loans and wholesale financing of new trucks are shown in the consolidated statements of cash flows as operating activities since they finance the sale of company inventory.

Note H: Accounts Payable and Accrued Expenses, page 40

12.	Please quantify for us the significant components of “other” for the periods presented.

Response: The detail of “Other” in Accounts Payable and Accrued Expenses is as follows:

***CONFIDENTIAL INFORMATION OMITTED AND PROVIDED SEPARATELY TO THE COMMISSION ***

Note S: Segment and Related Information, page 49

13.	In your response to our prior comment 16, you state that you do not measure operating profit for parts sales. However, we note that on page 16 of your 2008 annual report to shareholders you affirmatively state that PACCAR Parts “achieved excellent results in 2008 with strong sales and profit performance.” Please explain to us how you are able to assert to your investors that your parts business achieved strong profits if you do not—as you state in your response letter to us—measure profits for your parts business. Specifically, please tell us the exact method of computing profit as relied upon in making the disclosure in your annual report to shareholders and provide us with such profit calculations for the three years ended December 31, 2008, the interim periods to date in 2009 and the comparable prior year interim periods. Also, please tell us and quantify for us the direct costs associated with parts sales that are separately identified, as indicated in your response. With respect to the statement to your shareholders regarding the parts business’s strong sales and profits, it would appear from this statement that you do in fact have discrete financial information that is reviewed by management. Please advise. In addition, in your response you state that your parts operations have similar economic characteristics as your truck operations. Please explain to us the basis for your assertion and provide us with the quantitative data you relied upon in making that conclusion as of December 31, 2008. Please also include in your response an assessment of the similarity of the economic characteristics of the truck and parts operations subsequent to December 31, 2008.

Response:

The statement related to parts profit on page 16 of the 2008 annual report is calculated based on parts revenues and direct costs associated with parts revenues. This profit does not reflect certain costs that are incurred for the benefit of both truck production activities and aftermarket parts activities, including engineering, research and development, intellectual property rights costs and overhead expenses.

***CONFIDENTIAL INFORMATION OMITTED AND PROVIDED SEPARATELY TO THE COMMISSION ***

The Chief Operating Decision Maker (CODM) reviews aftermarket truck parts sales and revenues, and parts profit contribution together with truck operating results by division (Kenworth, Peterbilt, DAF). For this reason, the Company believes that aftermarket parts does not constitute an operating segment.

***CONFIDENTIAL INFORMATION OMITTED AND PROVIDED SEPARATELY TO THE COMMISSION ***

The Company’s aftermarket parts business is integral with the truck business. Parts distribution as a stand alone business is generally a high volume, low margin business. Publicly disclosing the internal calculation of parts profit contribution may lead the investor to conclude that parts as a separate business activity is a fundamentally more profitable operation than it really would be if costs were fully allocated.

Even if aftermarket parts were a operating segment, the Company believes that truck and parts have similar economic characteristics which would allow aggregation into one reportable segment. The aggregation criteria in paragraph 17 of SFAS 131 are evaluated below.

a.	The nature of the products or services PACCAR’s sales of trucks and related aftermarket parts provide customers with reliable commercial transportation equipment. These activities are highly interconnected and taken together constitute the truck segment. The Company designs and manufactures trucks and related parts that are either manufactured by the Company or designed to the Company’s specifications. The Company’s guidelines for product design include that trucks and related after market parts have premium characteristics, including ease of serviceability, long life expectancy and reliability for both initial installation during truck assembly and eventual use in aftermarket parts and service application.

b.	The nature of the production processes

The Company’s trucks and parts are either manufactured by the Company or purchased from the same supply base managed by a central purchasing organization. The main difference is that trucks are assembled in a separate operation, but the labor and factory overhead to generate truck production constitutes only 10-15% of the value the truck. The vast majority of the truck cost is material costs with labor cost only representing approximately 5% of total cost.

c.	The type or class of customer for their products or services

The ultimate retail customers for PACCAR’s trucks and related aftermarket parts and services are sold through the independent dealer network to the same truck owner operators, commercial truck fleets and private as well as for-hire trucking operations

d.	The methods used to distribute their products or provide their services

Virtually all of PACCAR’s trucks and related aftermarket parts and services are sold through the same channel, which is predominantly the independent dealer network. The location for parts distribution centers are chosen to provide the most cost effective and efficient distribution to PACCAR’s dealer network.

The Company regularly reviews the criteria related to segment reporting under SFAS 131 and will continue to monitor the appropriateness of its reporting segments as its business evolves in the future.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Comments 14 through 17

As noted, our intended revised format shown in Attachment B will be used for quarterly filings as required including the various geographic revenue and other tables.

The Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas E. Plimpton
Thomas E. Plimpton
Vice Chairman and Principal Financial Officer

Attachment A

PART I

ITEM 1.	BUSINESS.

(a) General Development of Business

PACCAR Inc (the Company), incorporated under the laws of Delaware in 1971, is the successor to Pacific Car and Foundry Company which was incorporated in Washington in 1924. The Company traces its predecessors to Seattle Car Manufacturing Company formed in 1905.

(b) Financial Information About Industry Segments and Geographic Areas

Information about the Company’s industry segments and geographic areas in response to Items 101(b), (c)(1)(i), and (d) of Regulation S-K appears on page 49 of the Annual Report to Stockholders for the year ended December 31, 2008 and is incorporated herein by reference.

(c) Narrative Description of Business

The Company has two principal industry segments, (1) design, manufacture and distribution of light-, medium- and heavy-duty trucks and related aftermarket distribution of parts and (2) finance and leasing services provided to customers and dealers. Light and medium-duty trucks have a gross vehicle weight (GVW) ranging from 16,000 to 33,000 lbs (Class 5 to 7) in North America and 6 to 15 metric tonnes in Europe Heavy duty trucks have a GVW of over 33,000 lbs (Class 8 market) in North America and over 15 metric tonnes in Europe. The Company’s finance and leasing activities are principally related to Company products and associated equipment. Other manufactured products include industrial winches.

TRUCKS

The Company and its subsidiaries design and manufacture heavy-duty diesel trucks which are marketed under the Kenworth, Peterbilt and DAF nameplates. These trucks, which are built in four plants in the United States, three in Europe and one each in Australia, Canada and Mexico, are used world-wide for over-the-road and off-highway hauling of freight, petroleum, wood products, construction and other materials. The Company competes in the North American Class 5 to 7 markets primarily with conventional models. These trucks are assembled at facilities in Ste. Therese, Canada and in Mexicali, Mexico, which are operated by the Company’s wholly owned subsidiaries located in those countries. The Company competes in the European light/medium market with DAF cab-over-engine trucks assembled in the United Kingdom by Leyland, one of the Company’s wholly owned subsidiaries. Commercial trucks and related replacement parts comprise the largest segment of the Company’s business, accounting for 90% of total 2008 net sales and revenues.

Substantially all trucks and related parts are sold to independent dealers. The Kenworth and Peterbilt nameplates are marketed and distributed by separate divisions in the U.S. and a foreign subsidiary in Canada. The Kenworth nameplate is also marketed and distributed by foreign subsidiaries in Mexico and Australia. The DAF nameplate is marketed and distributed by a foreign subsidiary headquartered in the Netherlands. A U.S. division, PACCAR International, also markets all three nameplates outside each of their primary markets. The decision to operate as a subsidiary or as a division is incidental to Truck Segment operations and reflects legal, tax and regulatory requirements in the various countries where PACCAR operates.

The Truck Segment utilizes centrally managed purchasing, information technology, technical research and testing, treasury and finance functions. Certain manufacturing plants in North America produce trucks for more than one nameplate in common production facilities, while other plants produce trucks for only one nameplate, depending on various factors. As a result of the close similarity of the business models employed by each nameplate, best manufacturing practices within the Company are shared on a routine basis.

The Company’s trucks have a reputation for high quality and are essentially custom products, most of which are ordered by dealers according to customer specification . Some units are ordered by dealers for stocking plans to meet the needs of certain customers who require immediate delivery or for customers that require chassis to be fitted with specialized bodies. For a significant portion of the Company’s truck operations, major components, such as engines, transmissions and axles, as well as a substantial percentage of other components, are purchased from component manufacturers pursuant to PACCAR and customer specifications. DAF, which is more vertically integrated, manufactures its own engines and axles and a higher percentage of other components for its heavy truck models. The material costs of trucks and parts includes raw materials, partially processed materials, such as castings, and finished components manufactured by independent suppliers. The cost of materials purchased from suppliers of raw materials, partially processed materials and finished components make up more than 85% of the cost of new trucks and parts. The value of finished truck components manufactured by independent suppliers ranges from approximately 50% in Europe to approximately 90% in North America. In addition to purchased materials, the company’s cost of sales includes labor and factory overhead, vehicle and parts delivery, and warranty. Accordingly, except for certain factory overhead costs such as depreciation, property taxes and utilities, the Company’s cost of sales are highly variable in relation to sales.

Raw materials and other components used in the manufacture of trucks are purchased from a number of suppliers. The Company’s DAF subsidiary purchases fully assembled cabs from a competitor, Renault V.I., for its European light-duty product line pursuant to a joint product development and long-term supply contract. Sales of trucks manufactured with these cabs amounted to approximately 5% of consolidated revenues in 2008. A short-term loss of supply, and the resulting interruption in the production of these trucks, would not have a material effect on the Company’s results of operations. However, a loss of supply for an extended period of time would either require the Company to contract for an alternative source of supply or to manufacture cabs itself. Other than these components, the Company is not limited to any single source for any significant component, although the sudden inability of a supplier to deliver components could have a temporary adverse effect on production of certain products. No significant shortages of materials or components were experienced in 2008. Manufacturing inventory levels are based upon production schedules and orders are placed with suppliers accordingly.

Aftermarket truck parts are sold and delivered to the Company’s independent dealers through the Company’s parts distribution network. Parts are both manufactured by the Company and purchased from various suppliers. Aftermarket parts inventory levels are determined largely by anticipated customer demand and the need for timely delivery. As a percentage of total consolidated net sales and revenues, parts sales were 15.1% in 2008, 15.0% in 2007, and 11.8% in 2006.

2

Key factors affecting truck segment earnings include the number of new trucks and aftermarket parts sold in the markets served and the margins realized on the sales. The Company’s sales of new trucks is dependent on the size of the truck markets served and the Company’s share of those markets. Aftermarket parts sales are influenced by the total number of the Company’s trucks in service and the average age and mileage of those trucks. Truck segment sales and margins tend to be cyclical related to the level of overall economic activity, the availability of capital and the amount of freight being transported. The company’s cost per truck and parts sold consist primarily of material costs which are influenced by commodities prices such as steel, copper, aluminum and petroleum. The Company utilizes long term supply agreements with its suppliers to reduce the variability of the unit cost of purchased materials and finished components. The Company’s spending on research and development varies based on product development cycles and government requirements such as the periodic need to meet diesel engine emissions standards in the various markets served. The Company maintains rigorous control of Selling, General and Administrative (SG&A) expenses and seeks to minimize such costs.

There were three other principal competitors in the U.S. and Canada Class 8 truck market in 2008. The Company’s share of the U.S. and Canadian market was 26.0% of retail sales in 2008. In Europe there were five other principal competitors in the commercial vehicle market in 2008, including parent companies to two competitors of the Company in the United States. In 2008, DAF had a 14.1% share of the Western and Central European heavy-duty market and a 9.3% share of the light/medium market. These markets are highly competitive in price, quality and service, and PACCAR is not dependent on any single customer for its sales. There are no significant seasonal variations in sales.

The Peterbilt, Kenworth, and DAF nameplates are recognized internationally and play an important role in the marketing of the Company’s truck products. The Company engages in a continuous program of trademark and trade name protection in all marketing areas of the world.

The Company’s truck products are subject to environmental noise and emission regulations and competing manufacturers are subject to the same regulations. The Company believes the cost of complying with noise and emission regulations will not be detrimental to its business.

The Company had a total production backlog of $2.5 billion at the end of 2008. Within this backlog, orders scheduled for delivery within three months (90 days) are considered to be firm. The 90-day backlog approximated $0.8 billion at December 31, 2008, $2.2 billion at December 31, 2007 and $2.7 billion at December 31, 2006. Production of the year-end 2008 backlog is expected to be substantially completed during 2009.

OTHER BUSINESS

The Truck and Other businesses include a division of the Company which manufactures industrial winches in two U.S. plants and markets them under the Braden, Carco, and Gearmatic nameplates. The markets for these products are highly competitive and the Company competes with a number of well established firms. Sales of industrial winches were approximately 1% of net sales and revenues in 2008, 2007 and 2006.

3

The Braden, Carco, and Gearmatic trademarks and trade names are recognized internationally and play an important role in the marketing of those products.

FINANCIAL SERVICES

In North America, Australia and 16 European countries, the Company provides financing and leasing arrangements, principally for its manufactured trucks, through wholly owned finance companies operating under the PACCAR Financial trade name. They provide inventory financing for independent dealers selling PACCAR products, and retail loan and lease financing for new and used trucks and other transportation equipment sold principally by its independent dealers. Receivables are secured by the products financed or leased. The terms of loan and lease contracts vary with the type and usage of equipment but generally range from three to seven years. Payment is required on dealer inventory financing when the floored truck is sold to a customer or upon maturity of the flooring loan whichever comes first. Dealer inventory loans generally mature within one to two years.

The Company also conducts full service leasing operations through wholly owned subsidiaries in North America, and Germany under the PacLease trade name. Selected dealers in North America are franchised to provide full service leasing. The Company provides its franchisees equipment financing and administrative support. The Company also operates full service lease outlets on its own behalf

The Company funds its financing activities primarily through commercial paper, bank loans and by issuing medium-term debt through public debt markets. The Company attempts to match the maturity of the debt with the maturity of loans and leases.

Key factors in determining the earnings of the financial services segment include the volume of new loans and leases, the yield earned on the loans and leases, the costs of funding investments in loans and leases and the ability to collect the amounts owed to the company. New loan and lease volume is dependent on the volume of new trucks sold by the Company and the share of those truck sales that are financed by the financial services segment. Finance market share is influenced by the extent of competition in the financing market. The Company’s competitors primarily include banks and independent finance and leasing companies.

The revenue earned on loans and leases depends on market interest and lease rates and the ability of the Company to differentiate itself from the competition by superior industry knowledge and customer service. Dealer inventory loans have variable rates with rates reset monthly based on an index pertaining to the applicable local market. Retail loan and lease contracts normally have fixed rates over the contract term. The Company obtains funds either through fixed rate borrowings or through variable rate borrowings which have been effectively converted to fixed rate through the use of interest rate contracts. This enables the Company to obtain a stable spread between the cost of borrowing and the yield on fixed rate contracts over the contract term. Included in financial services cost of revenues is depreciation on equipment on operating leases. The amount of depreciation on operating leases principally depends on the amount of leased equipment, and the average term of the lease which ranges from three to seven years and residual values which generally range from 30 to 50%. The margin earned is the difference between the revenues on loan and lease contracts and the direct costs of funding including interest and deprecation.

4

The Company incurs credit losses when customers are unable to pay the full amounts due under loan and lease contracts. The Company takes a conservative approach to underwriting new retail business in order to minimize credit losses and the related provision for losses. Retail loan and lease customers consist of medium and large commercial trucking companies, independent owner operators and other businesses that use trucks in their operations. The ability of these customers to pay their obligations to the Company depends on the state of the general economy, the extent of freight demand, freight rates and the cost of fuel. The Company limits the exposure of any one customer, with no one customer amounting to more than 2% of the aggregate portfolio. The Company generally requires a down payment and secures its interest in the underlying truck equipment collateral and may include other collateral or personal guarantees. In the event of default, the Company will repossess the vehicle and sell it in the open market primarily through its dealer network. The Company will take legal means to recover any shortfall between the amounts owed and the amounts recovered from sale of the collateral. The amount of credit losses depends on the rate of default on loans and leases and, in the event of repossession, the ability to recover the amount owed from sale of the collateral which is affected by used truck prices. The Company’s experience over the last fifty years financing truck sales has been that higher past dues lead to increased rates of repossession. Used truck prices tend to fall during periods of economic weakness. As a result, credit losses tend to increase during those periods. The Company provides an allowance for credit losses based on an analysis of estimated losses inherent in the portfolio, considering the amount of past due accounts, the trends of used truck prices and the economic climate in each of its markets.

Financial Services Selling General and Administrative expenses consist primarily of personnel costs associated with originating and servicing the company’s loan and lease portfolios. These cost vary somewhat depending on overall levels of business activity, but given the ongoing nature of servicing activities tend be relatively stable.

5

Attachment B

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

(tables in millions, except truck unit and per share data)

RESULTS OF OPERATIONS:

	2008	2007	2006
Net sales and revenues:
Truck and Other	$13,709.6	$14,030.4	$15,503.3
Financial Services	1,262.9	1,191.3	950.8

	$14,972.5	$15,221.7	$16,454.1

Income before taxes:
Truck and Other	$1,162.5	$1,384.8	$1,846.6
Financial Services	216.9	284.1	247.4
Investment income	84.6	95.4	81.3
Income taxes	(446.1)	(537.0)	(679.3)

Net Income	$1,017.9	$1,227.3	$1,496.0

Diluted Earnings Per Share	$2.78	$3.29	$3.97

Overview:

PACCAR is a global technology company whose principal businesses include the design, manufacture and distribution of high-quality, light-, medium- and heavy-duty commercial trucks and related aftermarket parts and the financing and leasing of its trucks and related equipment. The Company also manufactures and markets industrial winches.

PACCAR achieved net income of $1.02 billion ($2.78 per diluted share) in 2008, the fourth best result in the Company’s 103 year history in very difficult business conditions.

Net sales and revenues in the Truck and Other businesses of $13.71 billion were 2.3% lower than the $14.03 billion in 2007 as an increase in European truck sales was more than offset by decreased truck sales in North America and Australia.

Cost of sales and revenues in the Truck and Other businesses were $11.74 billion in 2008, down 1.5% compared to $11.92 billion in 2007. Cost of sales and revenues declined primarily due to 6% lower truck deliveries partially offset by the weaker U.S. dollar vs. the euro and higher material costs related to higher crude oil, copper, steel and other commodities.

Research and development expenditures were $341.8 million in 2008, an increase of 34% from $255.5 million in 2007 due to spending in preparation for EPA engine emission requirements in the U.S. in 2010, expenses related to the introduction the Company’s proprietary 12.9 liter engine in North America and increased spending on product updates in the U.S. and Europe.

Selling, general and administrative (SG&A) expense for Truck and Other declined to $470.2 million in 2008 compared to $491.4 million in 2007. This was due to $36.4 million of reductions in worldwide spending partially offset by $15.2 million of foreign currency translation effects, primarily the Euro. The spending reductions were primarily resulted from staffing reductions, lower sales and marketing costs and lower general and administrative spending in the fourth quarter in response to the global recession. SG&A expense as a percent of revenues decreased to 3.4% in 2008 from 3.5% in 2007. The Company expects the decline in selling, general and administrative expenses to continue as it rigorously implements spending reductions during the economic downturn.

Financial Services revenues increased to $1.26 billion in 2008 from $1.19 billion in 2007 as increased revenues in Europe and Mexico more than offset a decrease in the U.S. Financial Services income before taxes was $216.9 million compared to $284.1 million in 2007 as the additional finance margin from asset growth in Europe and Mexico was reduced by higher provisions for credit losses in the U.S. and Europe.

Investment income declined to $84.6 million in 2008 compared to $95.4 million in 2007 due to lower invested balances and interest rates.

The 2008 effective income tax rate of 30.5% was comparable to the 30.4% in 2007.

The Company’s return on revenues was 6.8% in 2008 and 8.1% in 2007.

Truck

PACCAR’s truck segment, which includes the manufacture and distribution of trucks and related aftermarket parts, accounted for 90%, 91% and 93% of revenues in 2008, 2007 and 2006, respectively. In North America, trucks are sold under the Kenworth and Peterbilt nameplates and, in Europe, under the DAF nameplate.

	2008	2007	2006
Truck net sales and revenues:
U.S. and Canada	4,837.4	5,652.9	9,227.4
Europe	6,594.2	5,839.4	4,381.0
Mexico, Australia and other	2,115.8	2,362.0	1,758.9

	$13,547.4	13,854.3	15,367.3

Truck income before taxes	$1,156.5	$1,352.8	$1,848.8

The Company’s new truck deliveries are summarized below:

	2008	2007	2006
United States	38,200	44,700	82,600
Canada	6,700	8,300	12,900

U.S. and Canada	44,900	53,000	95,500
Europe	63,700	60,100	55,100
Mexico, Australia and other	17,300	20,800	16,200

Total units	125,900	133,900	166,800

2008 Compared to 2007:

PACCAR’s worldwide truck sales and revenues were $13.55 billion in 2008 compared to $13.85 billion in 2007 due to higher demand for the Company’s trucks in Europe more than offset by lower demand in the U.S. and Canada, and other international markets. The impact of a weaker U.S. dollar relative to the Company’s other currencies (primarily the euro) increased revenues and pretax profit by approximately $450 million and $50 million, respectively.

In the U.S and Canada, net sales and revenues decreased 14% to $4.84 billion from $5.65 billion in 2007 mainly as a result of fewer new truck deliveries. In the U.S. and Canada, Peterbilt and Kenworth delivered 44,900 heavy and medium-duty trucks during 2008, a decrease of 8,100 units or 15% from 2007 primarily due to a lower truck market size. The Class 8 market decreased 13% to 152,600 units in 2008 from 175,800 units in 2007. PACCAR’s market share was 26.0% in 2008 compared to 26.4% in 2007. The medium-duty market decreased 31% to 59,500 units.

European net sales and revenues increased 13% to $6.59 billion from $5.84 billion in 2007 as DAF achieved higher market share in a similar sized truck market to 2007. Sales also increased due to the effects of the stronger euro. Excluding a $370 million positive effect of the weaker U.S currency against the European currencies (primarily the euro) net sales and revenues in 2008 increased by 7%. DAF trucks delivered a record 63,700 units during 2008, a 6% increase over 2007. The 15 tonne and above truck market in Western and Central Europe was 334,000 units compared to 337,000 units in 2007. DAF’s 2008 market share of the 15 tonne and above market increased to 14.1% compared to 13.9% in 2007. DAF market share in the 6 to 15 tonne market increased to 9.3% in 2008 from 8.3% in 2007.In Europe, demand was strong for the Company’s high-quality trucks and parts during the first nine months of 2008, including growth in Central and Eastern Europe. Industry demand slowed throughout Europe in the fourth quarter. Truck and parts sales in Europe represented 49% of PACCAR’s total truck segment net sales and revenues in 2008 compared to 42% in 2007.

Net sales and revenues in Mexico, Australia and other countries outside the Company’s primary markets declined 10% to $2.12 billion in 2008 due to lower new truck deliveries. Truck unit deliveries in Mexico, Australia and other countries outside the Company’s primary markets decreased 17%. Combined truck and parts sales in these markets accounted for 16% of truck segment sales and 20% of truck segment profit compared to 16% of sales and 19% of profits in 2007. Deliveries to customers in South America, Africa and Asia are sold through PACCAR International, the Company’s international sales division.

Net sales and revenues and gross margins for truck units and aftermarket parts are provided below. The aftermarket parts gross margin includes direct revenues and costs, but excludes certain truck segment costs.

	2008	2007
Truck net sales and revenues:
Trucks	$11,281.7	$11,571.3
Aftermarket parts	2,265.7	2,282.9

	$13,547.4	$13,854.2
Gross Margin:
Trucks	$1,142.1	$1,242.9
Aftermarket parts	794.8	816.6

	$1,936.9	$2,059.5

Gross Margin %:
Trucks	10.1%	10.7%
Aftermarket parts	35.0%	35.8%

Total Truck	14.3%	14.8%

Truck income before taxes was $1.16 billion compared to $1.35 billion in 2007. The lower income reflects the effects of lower truck production and gross margins from reduced demand and higher material costs, partially mitigated by improved operating efficiency. In 2008, 83% truck net sales and revenues were from truck units and 17% were from aftermarket parts. In 2007, truck unit and aftermarket parts were 84% and 16% of truck net sales and revenues, respectively.

Truck segment gross margin as a percentage of net sales and revenues was 14.3% in 2008 and 14.9% in 2007. The decrease in margin from 2007 resulted from the effects of weaker truck demand in North America and higher material costs partially mitigated by strong demand for the Company’s products in Europe in the first nine months.

2007 Compared to 2006:

PACCAR’s worldwide truck sales and revenues were $13.85 billion in 2007 compared to $15.37 billion in 2006 due to lower demand for the Company’s trucks in the U.S. and Canada, somewhat offset by higher demand for trucks in all other markets and higher global demand for related aftermarket parts. The impact of a weaker U.S. dollar relative to the Company’s other currencies (primarily the Euro) increased revenues and pretax profit by approximately $590 million and $90 million, respectively.

Truck income before taxes was $1.35 billion compared to $1.85 billion in 2006. In the U.S. and Canada, Peterbilt and Kenworth delivered 53,000 heavy and medium-duty trucks during 2007, a decrease of 45% from 2006, due to the lower truck market. The Class 8 market decreased to 175,800 units from a record 322,500 units in 2006, reflecting a 2006 pre-buy and a slowdown in the housing and automotive sectors. PACCAR’s market share increased to 26.4% in 2007 from 25.3% in 2006. The medium-duty market decreased 21% to 86,000 units.

In Europe, DAF trucks delivered 60,100 units during 2007, a 9% increase over 2006. The 15 tonne and above truck market in Western and Central Europe improved to 337,000 units, a 9% increase from 2006 levels. DAF’s 2007 market share of the 15 tonne and above market was 13.9% compared to 14.3% in 2006. DAF market share in the 6 to 15 tonne market was 8.4% in 2007 and 9.2% in 2006. Truck and parts sales in Europe represented 42% of PACCAR’s total truck segment net sales and revenues in 2007 compared to 28% in 2006.

Truck unit deliveries in Mexico, Australia and other countries outside the Company’s primary markets increased 28%. Combined truck and parts sales in these markets accounted for 16% of truck segment sales and 19% of truck segment profit, an increase from 10% of sales and 9% of profits in 2006.

PACCAR’s worldwide aftermarket parts revenues were $2.29 billion in 2007, an increase of 18% compared to $1.94 billion in 2006. Aftermarket parts sales increased in all major markets from a growing truck population, expansion of parts distribution centers and focused sales efforts.

Truck segment gross margin as a percentage of net sales and revenues was 14.9% in 2007 and 15.7% in 2006. Improved operating efficiencies and strong demand for the Company’s products outside the U.S. and Canada were dampened by a weak truck market in the U.S. and Canada. Higher material costs negatively impacted truck gross margins.

Truck Outlook

Worldwide recessionary economic conditions are currently forecast to dampen demand for heavy-duty trucks for 2009 which will result in lower truck segment revenues and income for the Company. 2009 research and development spending will be reduced to $200 million to $250 million from $340 million in 2008 and will continue to focus on engine development and new product programs. The Company expects the decline in selling, general and administrative expenses to continue as it structurally reduces costs throughout the organization to align with lower demand during the economic downturn. Western and Central European heavy-duty registrations for 2009 are projected to decline between 30% to 40% to 200,000-240,000 units. In North America, industry retail sales are expected to be 130,000-170,000 trucks. International markets are also expected to be weaker in 2009.

Financial Services

The Financial Services segment, which includes wholly owned subsidiaries in the U.S., Canada, Mexico, Europe and Australia, derives its earnings primarily from financing or leasing PACCAR products.

	2008	2007	2006
New loan and lease volume:
U.S. and Canada	$1,764.4	$2,302.5	$2,989.5
Europe	947.6	923.5	756.2
Mexico and Australia	637.7	705.1	494.8

	$3,349.7	$3,931.1	$4,240.5

	2008	2007	2006
Average earning assets:
U.S. and Canada:	$5,692.3	$6,517.2	$5,862.2
Europe	3,057.5	2,360.8	1,912.9
Mexico and Australia	1,619.2	1,279.6	970.7

	$10,369.0	$10,157.6	$8,745.8

	2008	2007	2006
Percentage of retail loan and lease accounts 30+ days past due:
U.S and Canada	3.6%	3.0%	1.2%
Europe	1.5%	1.1%	2.0%
Mexico and Australia	4.5%	2.1%	2.0%

	3.3%	3.0%	1.2%

	2008	2007	2006
Revenues:
U.S and Canada	$602.9	$682.8	$603.8
Europe	429.3	320.2	208.8
Mexico and Australia	230.7	188.3	138.2

	1,262.9	1,191.3	950.8

Income before taxes	216.9	284.1	247.4

2008 Compared to 2007:

PACCAR Financial Services (PFS) revenues increased 6% in 2008 to $1.26 billion from $1.19 billion in 2007 due to higher earning assets in all markets outside the U.S. and Canada partially offset by lower market interest rates. Revenues in the U.S. and Canada declined 13%, principally as a result of lower average assets which declined 12.7% and slightly lower asset yields. Total average assets declined in the U.S. and Canada due to lower new business volume from fewer new trucks sold and lower loan lease market share which declined from 32% to 29%. The decline in share in this market is due to competition from banks and finance companies. Revenues in Europe grew by 34% as average earning assets increased 30% from higher new loan and lease volume and wholesale flooring growth both attributed to higher DAF truck production. PFS’ revenues in Mexico and Australia increased 23%, to $230.7 million, primarily due to increases in average earning assets which grew 27% as new loan and lease volume exceeded repayments partially offset by lower interest rates. Worldwide revenues from dealer wholesale financing were $116.2 million compared to $111.3 in 2007 due to higher average dealer wholesale balances partially offset by lower interest rates. Worldwide new business volume was $3.35 billion in 2008 compared to $3.93 billion in 2007. Worldwide, PFS provided loan and lease financing for 28% of PACCAR new trucks delivered in 2008 compared to 29% in 2007.

Interest and other expenses of $831.9 million increased 10% from the $755.3 million in 2007. This was due primarily to higher depreciation expense on operating leases which increased to $304.1 million in 2008 from $238.6 million in 2007 as a result of an increase in average operating lease assets in service during 2008. Interest expense was similar to last year as slightly higher average borrowings to support portfolio growth was offset by lower average borrowing rates. Selling, general and administrative expenses of $111.2 million were comparable to the prior year.

Income before taxes was $216.9 million in 2008 compared to $284.1 million in 2007 primarily due to a higher provision for losses on receivables. Net portfolio charge-offs were $104.8 million compared to $25.8 million in 2007 due to higher charge-offs related to recessionary conditions in the U.S. and Canada and to a lesser extent in Europe. At December 31, 2008, the earning asset portfolio quality overall was solid with the percentage of accounts 30+ days past-due at 3.3%, although up from 2.0% at the end of 2007. The increase in the percentage of past due accounts reflects the difficult economic conditions worldwide. The increase in past due accounts in Mexico and Australia to 4.5% from 2.1% is due primarily to Mexico where a decline in the value of the Peso vs. the dollar resulted in cash flow difficulty for some customers.

2007 Compared to 2006:

PACCAR Financial Services (PFS) revenues increased 25% to $1.19 billion due to higher earning assets worldwide and higher interest rates. New business volume was $3.94 billion in 2007 compared to $4.24 billion in 2006.

Income before taxes increased 15% to a record $284.1 million from $247.4 million in 2006. The improvement was primarily due to higher finance gross profit, partly offset by an increase in selling, general and administrative expenses to support business growth and a higher provision for losses on receivables. The increase in finance gross profit was due to higher asset levels and interest rates, offset partly by a higher cost of debt.

Net portfolio charge-offs were $25.8 million compared to $13.9 million in 2006 due to higher charge-offs in the U.S. and Canada. At December 31, 2007, the percentage of accounts 30+ days past-due was 2.0%, up from 1.1% at the end of 2006, primarily due to higher past dues in the U.S. and Canada.

Financial Services Outlook

Financial Services segment results are principally dependent on the generation of loans and leases and the related spread between the yields on loans and leases and borrowing costs, access to liquidity to generate new business and the level of credit losses. A reduction in average earning assets is expected in 2009 as lower PACCAR truck sales in all markets will likely result in lower new business volume. Recessionary economic conditions will continue to exert pressure on the profit margins of truck operators and lead to increased past-due accounts, truck repossessions and voluntary truck returns. These factors are expected to contribute to higher credit losses and result in lower 2009 revenue and income.

Other Business

Included in Truck and Other is the Company’s winch manufacturing business. Sales from this business represent approximately 1% of net sales for 2008, 2007 and 2006.

LIQUIDITY AND CAPITAL RESOURCES:

	December 31
	2008	2007	2006
Cash and cash equivalents	$1,955.2	$1,858.1	$1,852.5
Marketable debt securities	175.4	778.5	821.7

	$2,130.6	$2,636.6	$2,674.2

The Company’s total cash and marketable debt securities decreased $506.0 million in 2008 to $2,130.6 million. The Company’s total cash and cash equivalents increased $97.1 million to $1,955.2 million for the year ended December 31, 2008.

This was primarily the result of $1,304.9 million of cash provided by operating activities, offset by $251.9 million of cash used in investing activities and $868.1 million of cash used in financing activities as summarized below.

	For Years Ended December 31
	2008	2007	2006
Operating activities:
Net income	$1,017.9	$1,227.3	$1,496.0
Net income items not affecting cash	882.2	589.3	529.3
Changes in operating assets and liabilities	(595.2)	238.8	(172.6)

Net cash provided by operating activities	$1,304.9	$2,055.4	$1,852.7
Net cash used in investing activities	(251.9)	(1,296.8)	(1,826.1)
Net cash (used in) provided by financing activities	(868.1)	(838.5)	42.5
Effect of exchange rate changes on cash	(87.8)	85.5	84.5

Net increase in cash and cash equivalents	97.1	5.6	153.6
Cash and cash equivalents at beginning of the year	1,858.1	1,852.5	1,698.9

Cash and cash equivalents at end of the year	$1,955.2	$1,858.1	$1,852.5

Operating activities: The Company’s operating cash flow of $1,304.9 million decreased $750.5 million compared to 2007. Net income in 2008 of $1,017.9 million decreased by $209.4 million compared to last year. This was more than offset by a $292.6 million increase relating to net income items not affecting cash to $882.2 million in 2008. This is mainly from increased depreciation on higher depreciable assets and higher deferred taxes related to tax incentive depreciation in the U.S. Changes in operating assets and liabilities were a net cash outflow in 2008 of $595.2 compared to an inflow of $238.8 million in 2007. The change of $834.0 million was due in part to purchasing finished goods to secure inventory from a supplier exiting the business. In addition, $246.3 of cash was used for increased funding of dealer inventory by the Company’s Financial Services segment primarily in Europe due to the abrupt market slowdown in the fourth quarter compared to a reduction of $81.3 million in 2007.

Investing activities: Cash used in investing activities decreased to $251.9 million in 2008 from $1,296.8 million in 2007. The Company liquidated $572.1 million of its marketable debt securities portfolio to improve liquidity due to the more difficult credit markets. The Financial Services segment experienced lower new loan and lease originations from lower demand for truck financing.

Financing activities: 2008 financing cash outflow of $868.1 million was slightly higher than 2007 as the effect of lower net borrowings from a declining financial services asset base was offset by $129.9 million of lower treasury stock repurchases in 2008 and $107.5 million of lower cash dividends as a result of a smaller special dividend in 2008.

The Company has line of credit arrangements of $3.51 billion. The unused portion of these credit arrangements was $3.26 billion at December 31, 2008. Included in these arrangements are $3.0 billion of bank facilities, of which $2.0 billion matures in June 2009 and $1.0 billion matures in 2012. PACCAR intends to replace these credit facilities as they expire with facilities of similar amounts. The bank facilities are primarily maintained to provide backup liquidity on commercial paper borrowings of the financial services companies. There were no borrowings outstanding under these facilities at December 31, 2008.

In November 2008, PACCAR Inc filed a shelf registration under the Securities Act of 1933. In February 2009, the Company issued $750 million of fixed rate medium-term notes under this registration. The registration expires in 2011 and does not limit the principal amount of debt securities that may be issued during the period.

The Company believes its strong liquidity position and AA- investment grade credit rating will continue to provide financial stability and access to capital markets at competitive interest rates.

In October 2007, PACCAR’s Board of Directors approved the repurchase of $300 million of the Company’s common stock. Through December 31, 2008, $292 million of shares have been repurchased. In July 2008, PACCAR’s Board of Directors approved the repurchase of an additional $300 million of the Company’s common stock. No shares have been repurchased pursuant to the July 2008 authorization.

Truck and Other

The Company provides funding for working capital, capital expenditures, research and development, dividends, stock repurchases and other business initiatives and commitments primarily from cash provided by operations. Management expects this method of funding to continue in the future.

Long-term debt totaled $19.3 million as of December 31, 2008.

Expenditures for property, plant and equipment in 2008 totaled a record $462.8 million compared to $425.7 million in 2007. Major capital projects included the continuation of construction of an engine production facility in Mississippi and completion of construction of a new parts distribution center in Hungary. In addition, the Company made significant investments related to new product development and plant capacity. Over the last ten years, the Company’s combined investments in worldwide capital projects and research and development totaled $3.82 billion which have significantly increased capacity, efficiency and quality of the Company’s premier products.

The Company has reduced its planned capital expenditures to reflect current economic conditions. As a result, capital spending in 2009 is expected to be approximately $150 to $200 million. Spending on research and development spending in 2009 is expected to be reduced to $200 to 250 million. PACCAR’s will continue to focus on manufacturing efficiency improvements, engine development and new product programs.

Financial Services

The Company funds its financial services activities primarily from collections on existing finance receivables and borrowings in the capital markets. An additional source of funds is loans from other PACCAR companies.

PACCAR’s strong cash position and credit ratings enabled PFS to meet its funding requirements despite a decline in liquidity in the debt and capital markets, since the second half of 2007.

The primary sources of borrowings in the capital markets are commercial paper and medium-term notes issued in the public markets and, to a lesser extent, bank loans. The majority of the medium-term notes are issued by PACCAR’s largest financial services subsidiary, PACCAR Financial Corp. (PFC). PFC filed a shelf registration under the Securities Act of 1933 in November 2006. The registration expires in November 2009 and does not limit the principal amount of debt securities that may be issued during the period.

PFC participates in the Commercial Paper Funding Facility offered by the Federal Reserve Bank of New York. Under this funding facility, PFC may issue 90-day commercial paper through October 30, 2009. The total amount of commercial paper that PFC may have outstanding under this program is $1.46 billion, of which, $.74 billion was outstanding at December 31, 2008.

In June 2008, PACCAR’s European finance subsidiary, PACCAR Financial Europe, renewed and increased the registration of a €1.5 billion medium-term note program with the London Stock Exchange. On December 31, 2008, €402 million remained available for issuance. This program is renewable annually through the filing of a new prospectus. In June 2008, PACCAR Mexico registered a 7.0 billion peso medium-term note program with the Comision Nacional Bancaria y de Valores. The registration expires in 2012 and at December 31, 2008, 6.1 billion pesos remained available for issuance.

To reduce exposure to fluctuations in interest rates, the Financial Services companies pursue a policy of structuring borrowings with interest-rate characteristics similar to the assets being funded. As part of this policy, the companies use interest-rate contracts. The permitted types of interest-rate contracts and transaction limits have been established by the Company’s senior management, who receive periodic reports on the contract amounts outstanding and counterparty’s involved.

PACCAR believes its Financial Services companies will be able to continue funding receivables, servicing debt and, paying dividends through internally generated funds, access to public and private debt markets and lines of credit.

Commitments

The following summarizes the Company’s contractual cash commitments at December 31, 2008:

	Maturity
	Within One Year	More than One Year	Total
Borrowings*	$5,558.2	$1,909.1	$7,467.3
Interest on term debt**	68.8	81.8	150.6
Operating leases	25.2	41.2	66.4
Purchase obligations	164.8	155.6	320.4
Other obligations	5.8	29.4	35.2

	$5,822.8	$2,217.1	$8,039.9

	Maturities More than One Year
	1-3 Years	3-5 Years	More than 5 Years
Borrowings*	$1,909.1
Interest on term debt**	81.8
Operating leases	35.8	$5.4
Purchase Obligations	144.3	11.3
Other obligations	11.5	1.6	$16.3

	$2,182.5	$18.3	$16.3

*	Borrowings also include commercial paper and other short-term debt.
**	Includes interest on fixed-and floating-rate term debt. Interest on floating-rate debt is based on the applicable market rates at December 31, 2008.

The Company had $8.04 billion of cash commitments, substantially all of which mature within three years. Of the total cash commitments for borrowings, $7.47 billion were related to the Financial Services segment. As described in Note J of the consolidated financial statements, borrowings consist primarily of term notes and commercial paper issued by the Financial Services segment. The Company expects to fund its maturing Financial Services debt obligations principally from funds provided by collections from customers on loans and lease contracts, as well as from the proceeds of commercial paper and medium-term note borrowings. Purchase obligations are the Company’s contractual commitment to acquire future production inventory and capital equipment. Other obligations include deferred cash compensation.

The Company’s other commitments include the following at December 31, 2008:

	Commitment Expiration
	Within One Year	More than One Year	Total
Letters of credit	$34.2	$1.5	$35.7
Loan and lease commitments	105.1		105.1
Equipment acquisition commitments		53.4	53.4
Residual value guarantees	67.3	198.7	266.0

	$206.6	$253.6	$460.2

Loan and lease commitments are for funding new retail loan and lease contracts. Equipment acquisition commitments require the Company, under specified circumstances, to purchase equipment. Residual value guarantees represent the Company’s commitment to acquire trucks at a guaranteed value if the customer decides to return the truck at a specified date in the future.

IMPACT OF ENVIRONMENTAL MATTERS:

The Company, its competitors and industry in general are subject to various domestic and foreign requirements relating to the environment. The Company believes its policies, practices and procedures are designed to prevent unreasonable risk of environmental damage and that its handling, use and disposal of hazardous or toxic substances have been in accordance with environmental laws and regulations enacted at the time such use and disposal occurred. Expenditures related to environmental activities in 2008, 2007 and 2006 were immaterial.

The Company is involved in various stages of investigations and cleanup actions in different countries related to environmental matters. In certain of these matters, the Company has been designated as a “potentially responsible party” by domestic and foreign environmental agencies. The Company has provided an accrual for the estimated costs to investigate and complete cleanup actions where it is probable that the Company will incur such costs in the future. Management expects that these matters will not have a significant effect on the Company’s consolidated cash flow, liquidity or financial condition.

CRITICAL ACCOUNTING POLICIES:

In the preparation of the Company’s financial statements, in accordance with U.S. generally accepted accounting principles, management uses estimates and makes judgments and assumptions that affect asset and liability values and the amounts reported as income and expense during the periods presented. The following are accounting policies which, in the opinion of management, are particularly sensitive and which, if actual results are different from estimates used by management, may have a material impact on the financial statements.

Operating Leases

The accounting for trucks sold pursuant to agreements accounted for as operating leases is discussed in Notes A and G of the consolidated financial statements. In determining its estimate of the residual value of such vehicles, the Company considers the length of the lease term, the truck model, the expected usage of the truck and anticipated market demand. Operating lease terms generally range from three to seven years. The resulting residual values on operating leases generally range between 30% and 50% of original equipment cost. If the sales price of the trucks at the end of the term of the agreement differs from the Company’s estimate, a gain or loss will result. The Company believes its residual-setting policies are appropriate; however, future market conditions, changes in government regulations and other factors outside the Company’s control could impact the ultimate sales price of trucks returned under these contracts. Residual values are reviewed regularly and adjusted if market conditions warrant. Over the past five years, these adjustments have resulted in decreases in depreciation expense ranging from approximately $5 million to $15 million per year. At December 31, 2008, the aggregate residual value of equipment on operating leases in the Financial Services segment and residual value guarantee on trucks accounted for as operating leases in the Truck segment was $1.13 billion. A decrease in the estimated equipment residual values would increase annual depreciation expense over the remaining lease term. Due to the geographic diversity, the multi-year term of Company’s operating lease agreements and other factors, the Company believes it is unlikely a uniform percentage decrease in used truck values world wide would occur. However, if there were a 10% decrease in used truck values world wide and that decrease were expected to persist over the remaining maturities of the Company’s operating leases, the Company would reduce its residual values estimates which would result in the Company recording approximately $30 million of additional depreciation in the next year.

Allowance for Credit Losses

The Company determines the allowance for credit losses on financial services receivables based on historical loss information, using past due account data, current market conditions and expectations about the future. The allowance for credit losses consists of both a specific reserve and a general reserve based on estimates, including assumptions regarding the likelihood of collecting current and past-due accounts, repossession rates and the recovery rate on the underlying collateral based on used truck values and other pledged collateral or recourse. The Company specifically evaluates large accounts with past due balances or that otherwise are deemed to be at a higher risk of credit loss. All other past due customers and current accounts are evaluated as a group. The Company has developed a range of specific loss estimates for each of its portfolios by country based on historical experience, taking into account loss frequency and severity in both strong and weak truck market conditions. A projection is made of the range of estimated credit losses inherent in the portfolio from which an amount is determined as probable based on current market conditions and other factors impacting the creditworthiness of the Company’s borrowers and their ability to repay. The projected amount is then compared to the allowance for credit loss balance and an appropriate adjustment is made. The adequacy of the allowance is evaluated quarterly based on the most recent information and expectations about the future. As accounts become past due, the likelihood increases they will not be fully collected. The Company’s experience indicates the probability of not fully collecting past due accounts range between 20% and 80%. Over the past five years, the Company’s 30+ days past due accounts have ranged between 1.1% and 3.3% of average loan and lease receivables. Historically, a 100 basis point increase in the 30+ past due percentage has resulted in an increase in future credit losses of 10 to 35 basis points of average receivables. Past dues were 3.3% at December 31, 2008. If past dues were 100 basis points higher or 4.3% as of December 31, 2008, the Company’s estimate of future credit losses would likely have increased by approximately $5 to $20 million depending on the extent of the past-dues, the estimated value of the collateral as compared to amounts owed and general economic factors.

The Company believes its reserve-setting policies adequately take into account the known risks inherent in the financial services portfolio. See Note E of the consolidated financial statements for further description of accounting policy and methodology related to the allowance for losses.

Product Warranty

The expenses related to product warranty are estimated and recorded at the time products are sold based on historical and current data and reasonable expectations for the future regarding the frequency and cost of warranty claims, net of recoveries. Management believes that the warranty reserve is appropriate and takes actions to minimize warranty costs through quality-improvement programs; however, actual claim costs incurred could materially differ from the estimated amounts and require adjustments to the reserve. Historically those adjustments have not been material. Over the past five years, warranty expense as a percentage of net sales and revenues has ranged between 1.0% and 1.3%. For 2008, warranty expense was 1.1% of net sales and revenues. If warranty expense were .2% higher as a percentage of net sales and revenues, warranty expense would have increased by approximately $25 million.

Pension and Other Postretirement Benefits

The Company’s accounting for employee pension and other postretirement benefit costs and obligations is based on management assumptions about the future used by actuaries to estimate net costs and liabilities. These assumptions include discount rates, long-term rates of return on plan assets, health care cost trends, inflation rates, retirement rates, mortality rates and other factors. Management bases these assumptions on historical results, the current environment and reasonable estimates of future events.

The discount rate for each plan is based on market interest rates of high-quality corporate bonds with a maturity profile that matches the timing of the projected benefit payments of the plans. Changes in the discount rate affect the valuation of the plan benefits obligation and funded status of the plans.

The long-term rate of return on plan assets is based on projected returns for each asset class and relative weighting of those asset classes in the plans.

Because differences between actual results and the assumptions for returns on plan assets, retirement rates and mortality rates are accumulated and amortized into expense over future periods, management does not believe these differences or a typical percentage change in these assumptions world wide would have a material effect on its financial results in the next year. The most significant assumptions which could negatively affect pension and other post retirement benefits expenses are a decrease in the discount rate and an increase in health care cost trend rates. The increase to pension and retiree health care expense and to the retiree benefit obligation from a .5% decrease in the discount rate or a 1% increase in the health care cost trend rate is shown in the following table.

	As Reported	.5% decrease in the discount rate	1% increase in health care cost trend rate
2008 Net periodic benefit expenses
Net pension expense	$34.0	$11.9	n/a
Net retiree expense	$8.4	$.1	$1.0
December 31, 2008 Benefit obligations
Projected benefit obligation	$1,196.4	$79.8	n/a
Accumulated postretirement benefit obligation	$80.9	$4.1	$8.0

Derivative Financial Instruments and Hedging Activities

The Company uses derivative financial instruments to minimize risk exposures from the fluctuation in interest rates and foreign currency exchange rates. All derivative financial instruments are recorded at fair value as either assets or liabilities. The Company designates certain of its derivative financial instruments as qualifying hedges under accounting standards.

The changes in the fair value of derivative financial instruments of qualifying fair value hedges are offset by the effective portion of the changes in the fair value of the hedged item attributable to the risk being hedged. The changes in the fair value of derivative financial instruments, to the extent they are considered to be effective cash flow hedges, are initially reported in other comprehensive income and reclassified into earnings in the period the hedged item affects earnings. Changes in fair value of derivative financial instruments that are not designated in hedge accounting relationships are reported in earnings in the period in which the change occurs.

The determination of the fair value of derivatives and whether hedge relationships qualify for hedge accounting is complex and requires management estimates and involves judgment. This judgment includes an assessment of estimated future business activities, including the probability of sufficient future cash flows being hedged. If the Company circumstances change which affects managements judgment on these factors and management determines that the derivative financial instruments no longer qualify for hedge accounting, the fair value changes of derivative financial instruments would be reported in earnings. See Market Risks and Derivative Instruments for the impact of changes in market rates on the fair value of derivative financial instruments.

Income Taxes

The Company calculates income tax expense on pretax income based on current tax law. Deferred tax assets and liabilities are recorded for future tax consequences on temporary differences between recorded amounts in the financial statements and their respective tax basis. The determination of income tax expense requires management estimates and involves judgment regarding jurisdictional mix of earnings, indefinitely reinvested foreign earnings and future outcomes regarding tax law issues included in tax returns. The Company updates its assumptions based on all of these factors each quarter as well as new information on tax laws and differences between estimated tax returns and actual returns when filed. If the Company’s assessment of these matters changes, the effect is accounted for in earnings in the period the change is made. Historically, adjustments to income taxes have not been material.

FORWARD-LOOKING STATEMENTS:

Certain information presented in this report contains forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties that may affect actual results. Risks and uncertainties include, but are not limited to: a significant decline in industry sales; competitive pressures; reduced market share; reduced availability of or higher prices for fuel; increased safety, emissions, or other regulations resulting in higher costs and/or sales restrictions; currency or commodity price fluctuations; lower used truck prices; insufficient or under-utilization of manufacturing capacity; supplier interruptions; insufficient liquidity in the capital markets; fluctuations in interest rates; insufficient supplier capacity or access to raw materials; labor disruptions; shortages of commercial truck drivers; increased warranty costs or litigation; or legislative and governmental regulations.